March 8, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Sonia Bednarowski, Staff Attorney

Nolan McWilliams, Attorney-Advisor

Re:

Amendment No. 1 to Registration Statement on Form S-1

Filed February 11, 2013

File No. 333-186571

Dear Ms. Bednarowski and Mr. McWilliams:

Below please find our responses to the Staff’s comment letter dated March 7, 2013 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 1, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

We note that your registration statement on Form S-1 (file number 333-174557) was declared effective on September 8, 2011.  We are unable to locate disclosure of the use of proceeds from this offering in your subsequent Exchange Act filings.  Please tell us why you have not provided this disclosure in your Exchange Act filings pursuant to Securities Act Rule 463 and Item 701(f) of Regulation S-K.  In addition, if this offering has terminated, please tell us why you have not filed a post-effective amendment to deregister the unsold securities.  Refer to Item 512(a)(3) of Regulation S-K.

We did not sell any shares under the Form S-1 (File No. 333-174557).  Efforts to sell the shares were discontinued on February 8, 2012.  The failure to file a post-effective amendment to this effect was an oversight on our part and we sincerely apologize.  To remedy this oversight, prior to filing the

Ms. Bednarowski and Mr. McWilliams

March 8, 2013

Pre-Effective Amendment No. 1 to Form S-1 to today we filed Post-Effective Amendment No. 1 to the previous registration statement to deregister the unsold shares.  See the Post-Effective Amendment No. 1 to Form S-1 Registration Statement No. 333-174557 on the EDGAR database.  If you require a hard-copy, please contact us and we will provide you with as many as you require.

2.

We note that on page 4 of your Form 10-K for the fiscal year ended December 31, 2012, you purport to rely on the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934.  Statements made by issuers of penny stock are excluded from the statutory safe harbor.  Please confirm that you will remove references to the Private Securities Litigation Reform Act from future Exchange Act filings and press releases so long as you issue penny stock.

We acknowledge the limitations of the Private Securities Litigation Reform Act and hereby supplementally confirm that we will refrain from referencing the Private Securities Litigation Reform Act in our future Exchange Act filings and press releases as long as we remain a penny stock Issuer.

Prospectus Summary, page 5

Overview of Our Business, page 5

3.

We note your disclosure on page 5 that you were hired as a consultant to develop a sports themed restaurant concept.  Please revise to disclose the counter-party to the consultant agreement.  Additionally, file the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

We have revised the Form S-1 to disclose the counter-party.  See pages 5, 23, and 26.  Also, we have included a copy of the Consulting Agreement as Exhibit 10.6.

Shares Eligible for Future Sale, page 38

4.

You state that your restricted securities may be sold in reliance on Rule 144 as early as August 20, 2013.  However, we are unable to locate “Form 10 information” as described is Securities Act Rule 144(i)(3) prior to filing of the Form 10-K for fiscal year ended December 31, 2012, filed on February 11, 2013.  Please provide us with your analysis as to why August 20, 2013 is the appropriate date that restricted securities may be sold in reliance on Rule 144 or revise your disclosure accordingly.  Refer to Rule 144(i)(2).

We have revised the disclosure to reflect the lack of “Form 10 information”.  See pages 17 and 38.  Please note: we intend to remedy this deficiency and file Form 10 information after this pending registration statement on Form S-1 is declared effective.

Ms. Bednarowski and Mr. McWilliams

March 8, 2013

Exhibit 10.4

5.

Please revise the first bullet point to remove the statement that the investor has had the opportunity to review the prospectus and registration statement.

We have revised Exhibit 10.4 to remove the first bullet point.  See Exhibit 10.4.

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Michael Hume

Michael Hume

President and Chief Executive Officer